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                              July 22, 2020

       Christopher C. Schreiber
       Executive Chairman of the Board
       Akers Biosciences, Inc.
       201 Grove Road
       Thorofare, New Jersey 08086

                                                        Re: Akers Biosciences,
Inc.
                                                            Correspondence
filed July 21, 2020
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 13, 2020
                                                            File No. 001-36268

       Dear Mr. Schreiber:

              We have reviewed your July 21, 2020, response to our comment on the Preliminary
       Proxy Statement filed June 13, 2020, and have the following comment.

               Please respond to this comment within ten business days by revising the filing or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed July 13, 2020

       Proposal 1
       Background, page 7

   1. We note your response, in particular in paragraph three where you explain that "[t]he purpose of the
Acquisition was for the Company to obtain certain license rights of Cystron under the License
Agreement with Premas. Based on discussions among transaction parties, the Company
determined that, in lieu of Cystron assigning its rights under the
                                                        License Agreement to
the Company, it would be more efficient for the Company to
                                                        acquire Cystron since
Cystron had no assets other than its rights under the License
                                                        Agreement. More
specifically, Cystron was formed on March 10, 2020 for the sole purpose of entering
into the License Agreement on such date. Subsequently, Cystron had no paid employees,
financial results or business operations other than activities related to the Acquisition with
the Company. As such, Cystron merely served as a holding company for rights under the
License Agreement, and the Company   s acquisition of Cystron was
 Christopher C. Schreiber
Akers Biosciences, Inc.
July 22, 2020
Page 2
         merely a legal construct to facilitate the acquisition of the license rights by the
         Company." We note in Proposal 1, in the section entitled "License Agreement" that
         Cystron holds a license with "Premas," which you do not identify by its full name anywhere in Proposals 1 or 2. In the shareholder table, you identify Premas Biotech LTV,
         Inc. It is unclear from the Premas website if Premas Biotech LTV, Inc. is the full name of that company, or if it is another related company. We note from the Premas Biotech website that "through a partnership with Akers Biosciences, Premas is leveraging DCrypt to develop a multicomponent recombinant protein vaccine against COVID-19." Revise the disclosure in the background section of Proposal 1 to provide the above information from your response, including clarifying that Cystron was created specifically to hold the Premas license for your purchase, to clarify to the nature of the transaction you state you have completed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameChristopher C. Schreiber                     Sincerely,
Comapany NameAkers Biosciences, Inc.
                                                               Division of
Corporation Finance
July 22, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName